UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2025

Innovega Inc.

(Exact name of registrant as specified in its charter)

Delaware	80-02036668
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2018 156th Ave. NE , Building F Ste. 100, Bellevue, WA 98007

(Mailing Address of principal executive offices)

(425) 516-8175

Issuer’s telephone number, including area code

In this report, the term “Innovega” “we,” “us” or “the company” refers to Innovega Inc.

This semiannual report on Form 1-SA (the “Report”) may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company’s management. When used in this Report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in Item 3 of this Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Unless otherwise indicated, latest results discussed below are as of and for the six month period ended June 30, 2025. The financial statements included in this filing as of and for the six month period ended June 30, 2025, are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make interim statements of operations not misleading have been included.

Results of Operations

Six Months ended June 30, 2025, Compared to Six Months ended June 30, 2024

The company did not generate any revenues in the first half of 2025 and first half of 2024 respectively.

The company’s operating expenses consist primarily of research and development, general and administrative, and sales and marketing expenses. General and administrative costs primarily consist of salaries and benefits of administrative employees, office expenses, legal fees, and other consultants. Research and development costs primarily consist of salaries and benefits of scientific and engineering staff, office expenses for research facilities, research supplies and materials, and consultants. Sales and Marketing costs primarily consist of salaries and benefits of business development and marketing employees, marketing expenses, and travel and conference costs.

●	General and administrative expenses increased $250,910 to $622,426 for the six months ending June 30, 2025, from $371,556 for the six months ending June 30, 2024. This represents a 42% increase, primarily due to increased stock-based compensation for certain key employees. The majority of the 2024 stock-based compensation was not recorded until December of 2024.

●	Research and development expenses increased $134,492 to $455,095 for the six months ended June 30, 2025, from $320,603 for the six months ended June 30, 2024. A 68% increase, primarily due to an increase in stock-based compensation, the majority of the 2024 stock-based compensation was not recorded until December 2024.

●	Sales and Marketing expenses increased $62,011 to $154,478 for the six months ending June 30, 2025, from $92,467 for the six months ending June 30, 2024. This 67% increase was due to an increase in consultant fees and increase in stock-based compensation.

●	Interest expense decreased $131,229 to $207,011 for the six months ended June 30, 2025, from $348,240 for the six months ended June 30, 2024. This 38% decrease was due to the accruals for the final interest payments related to the shareholder notes expensed during the six months ending June 30, 2024.

As a result of the foregoing, the company generated a net loss of $1,448,085 for the six months ended June 30, 2025, compared to a net loss of $1,131,020 for the six months ended June 30, 2024. The 28% increase in net loss resulted from increased stock-based compensation due to the timing of the recording in 2024, offset by the decrease in interest expense for the six months ending June 30, 2025, compared to the six months ending June 30, 2024.

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Liquidity and Capital Resources

On June 30, 2025, the company’s cash on hand was $69,813. The company is not generating revenues and requires the continued infusion of new capital to continue business operations. The company has recorded losses since inception but has raised capital through securities offerings. As of June 30, 2025, the company had net working capital of negative ($4,374,961) and stockholders’ deficit of ($4,201,653). The company has historically been capitalized by private equity offerings, including sales of preferred stock, convertible and SAFE notes. The company plans to continue to raise additional capital through promissory note issuances, equity issuances, and other usual methods available to an emerging growth company. With reference to additional capital, the company may be forced to significantly reduce expenses and could become insolvent.

Issuances of Equity, Convertible Notes and Other Indebtedness

To date, we have primarily funded operations through the issuance of equity securities, notes and SAFEs.

We received total proceeds of $5,341,106 from issuances of preferred stock in the years 2017 through 2018. We also received total proceeds of $418,076 from issuances of common stock from inception through December 31, 2022.

In 2019, we issued convertible promissory notes and SAFEs for proceeds of $2,402,337 (net of issuance costs of $78,256) and $500,000, respectively. In 2020, we issued SAFEs to 18 investors for proceeds of $1,831,875. The combined principal amount and the accrued interest of the convertible debt and SAFEs were $4,812,467 and $176,868 as of December 31, 2020. The accrued interest on the convertible notes was $176,868 as of December 31, 2020.

Since 2020, we have issued promissory notes to Stephen Willey, our CEO, President, and one of our directors, amounting to a total of $340,000, with an interest rate of 1% per month. As of June 30, 2025, the outstanding principal balance remains $340,000.

On February 4, 2021, we filed a Regulation A offering statement on Form 1-A containing an offering circular covering the offering, issuance and sale by us of up to $15,000,000 of our Series A-1 Preferred Stock on a best-efforts basis, and on March 31, 2021, the SEC qualified the Series A-1 Offering. We entered into the Issuer Agreement on July 12, 2020 with SI Securities, in which SI Securities acted as our initial sole and exclusive placement agent to assist in the placement of the Series A-1 Preferred Stock. Pursuant to the Issuer Agreement, we were able to undertake one or more closings on a rolling basis once the minimum offering amount of $750,000 was sold. We paid SI Securities a cash commission in an amount equal to 8.5% of the value of Series A-1 Preferred Stock purchased by prospects in the Series A-1 Offering from the proceeds of the Series A-1 Offering at each applicable closing. SI Securities charged prospects who made investments through their online platform a 2% non-refundable transaction processing fee, up to $300, and which we were not responsible for. We terminated the Issuer Agreement on November 12, 2021. During the engagement with SI Securities, we received gross investment of approximately $5,605,036 in exchange for the issuance of 1,693,012 shares of Series A-1 Preferred Stock in the Series A-1 Offering, including $526,000 through direct investments outside of the Series A-1 Offering for an aggregate amount raised of $5,605,036. We paid a total of $431,714 in cash commissions to SI Securities for its placement agent services in connection with the Series A-1 Offering.

On May 13, 2021, we executed a rolling (first) close of the Series A-1 Offering. Concurrent with this first closing, we issued 1,610,514 shares of Series A-2 Preferred Stock in exchange for the conversion of $5,018,698 of convertible notes, including accrued interest, and 1,123,787 shares of Series A-3 Preferred Stock in exchange for the conversion of $2,331,875 of SAFEs. We also raised $526,000 through direct investments outside of this offering for an aggregate amount raised of $5,605,036 as of December 31, 2021. As of December 31, 2022, we raised $6,637,599 in gross proceeds from the Series A-1 Offering.

On January 20, 2022, we filed an amendment to a Regulation A offering statement on Form 1-A, which was originally filed on February 4, 2021, covering the offering, issuance and sale by us of up to $15,000,000 of our Series A-1 Preferred Stock on a best-efforts basis, for the purposes of extending the previously qualified Series A-1 Offering, and to remove the previous placement agent, SI Securities, and replace it with StartEngine as the broker of record. We entered into the Posting Agreement on October 5, 2021, with StartEngine, in which StartEngine acted as the placement agent regarding the sale of Series A-1 Preferred Stock through StartEngine Crowdfunding, Inc.’s online platform. Pursuant to the Posting Agreement, we paid a $15,000 advance fee for reasonable accountable out of pocket expenses actually anticipated to be incurred by StartEngine and a cash commission of 7% to StartEngine on sales of the Series A-1 Preferred Stock as well as shares equal to 2% of the Series A-1 Preferred Stock sold through the StartEngine Platform. The Series A-1 Offering ended on September 30, 2022, and total proceeds received as of December 31, 2022 from this offering was $1,032,563, including $532,563 through the StartEngine Platform. We paid a total of $13,456 in cash commissions to StartEngine and issued a total of 1,281 shares to StartEngine for its placement agent services in connection with the Series A-1 Offering.

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We closed a $500,000 direct investment on June 15, 2022 in connection with the Series A-1 Offering. This direct investment occurred outside of the StartEngine Platform.

On August 31, 2022, we issued three promissory notes to investors for an aggregate principal amount of $750,000. Each of these promissory notes have a maturity date of December 31, 2023 and bear interest at 18% annually. Interest is paid monthly at 1.5% per month. The total outstanding principal balance of these notes was $750,000 as of December 31, 2024. The maturity date on the above three notes has been extended to December 31, 2025, with an interest rate of 12% per year.

On February 17, 2023, we issued a promissory note to an investor in the principal amount of $250,000, bearing an interest rate of 1.5% per month, and 2.0% per month on unpaid principal, and payable on demand any time after December 31, 2023. The maturity date has been extended to December 31, 2025, with an interest rate of 12% per year.

On June 3, 2023, we issued a promissory note to an investor in the principal amount of $125,000, bearing an interest rate of 1.0% per month, and 2.0% per month beginning April 1, 2024 if not paid in full by the maturity date, and payable on demand any time after March 31, 2024. Additionally, this note has a bonus interest payable of $62,500 due at maturity. The maturity date of the above note has been extended to December 31, 2025, with an interest rate of 12% per year.

On December 28, 2023, we issued a promissory note to an investor in the principal amount of $50,000, bearing an interest rate of 1.5% per month, and 2.0% per month on unpaid principal, and payable on demand any time after September 30, 2024. Additionally, this note has a bonus interest payable of $50,000 due at maturity. The maturity date of above note has been extended to December 31, 2025, with an interest rate of 12% per year.

On October 17, 2023, the Company entered into loan modification agreements with two noteholders forgiving $125,000 in debt in exchange for 41,665 shares of Series A-1 Preferred Stock and 83,330 Common Stock warrants.

From October 2023 to September 2024, the Company raised $1,025,000 through the sale of 42 Units, with each Unit sold for $25,000 and was comprised of 8,333 shares of Series A-1 Preferred Stock and a Warrant to acquire 16,666 shares of Common Stock at an exercise price of $0.01 per share.

From October 2024 to April 30, 2025, the Company raised $950,000 through the sale of Convertible Notes.

Innovega commenced a CF round of fundraising through Start Engine in July 2025.

Since inception, the company has primarily funded operations through the issuance of equity securities, convertible notes, and SAFE notes.

The company currently has no material commitments for capital expenditures.

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Item 1. Business Overview

Innovega was incorporated under the laws of the State of Delaware on June 16, 2008, as “Innovega Inc.” Innovega recognized that while smart cell phones would become ubiquitous, smart display eyewear would offer a fundamental increase in functionality for the user. Its team has developed and tested lightweight, stylish, high-performance display eyewear that offers applications in all categories of Augmented, Virtual, and Mixed Reality (AR, VR, MR).

We believe the future acceptance of display eyewear is dependent on the eyewear being lightweight and stylish, and the optics being customized to improve the fit and comfort of users. The display eyewear must be all-day wearable, creating neither physical discomfort nor disturbances to normal vision. The features of Innovega eyewear support mass customization. Innovega defines its core business as a developer of high-performance yet lightweight and stylish display eyewear.

Generations of clinicians have optimized the design and fitting of “regular glasses”. Innovega’s display glasses (and not goggles or headsets) will leverage this experience. We believe that the use of well-fit display glasses will support the forecast growth of this new category of product in the post-mobile phone era.

We have also filed patents that describe value to the hearing impaired, and we will evaluate the benefits that our smart glasses and lenses can offer those with cognitive and related impairments.

Principal Products

Combination Smart Glasses-(Contact) Lens Platform

This architecture is based on our foundational patent, METHOD AND APPARATUS TO PROCESS DISPLAY AND NON-DISPLAY INFORMATION, US patent number 8,520,309, issued August 27, 2013, and more than 75 additional U.S. and international patent cases. We have proven that the bulk and weight of our display eyewear is reduced to normal glasses by replacing the optics in the display eyewear with our soft disposable contact lens. Furthermore, we claim that the resolution, field of view, and 3D potential of a wearable display is enhanced by placing the focusing optics directly on or in the eye; the conflict between the alignment of the eyes (vergence) and the focusing of the eyes (accommodation) that creates eye-strain and limits time displays can be comfortably worn is eliminated; the vision prescription that is required by the majority of wearers will not require the use of additional eyewear lenses, and, eye- and gaze- tracking will be more efficient with the use of a system based on fiducials placed on or in the contact lens or intraocular lens.

This eyewear is a “system” of lightweight display glasses and novel, soft, monthly replaceable contact lenses. Our glasses are similar in style to those owned by 80% of consumers, and are not the display headsets and goggles sold by other companies. Our core patents also cover the use of a surgically implanted intraocular lens. We have developed and prototyped contact lenses, intraocular lenses, and display glasses. Our contact lenses include proprietary two-state light polarizing filters and our display eyewear includes proprietary features and software.

Innovega will consider licensing its technology to companies that will, 1. produce and/or 2. market its display eyewear system, and that will favor those who commit to eyewear and lenses that specifically improve the visual acuity of the visually impaired, including those who are legally blind.

Under this model, we would:

●	license the manufacture and distribution of the display eyewear to Contract Manufacturers or Original Design Manufacturers for various applications, but with an initial focus of serving the large and growing market of visually impaired, including legally blind.

●	license the manufacture of the contact lenses to established ophthalmic industry leaders who are already approved manufacturers and have decades of product-specific manufacturing expertise. We intend to license to FDA registered ISO 13485 approved manufacturers with the proper Quality Management Systems and product-specific expertise for the contact lenses and intraocular lenses.

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In order to select such a distribution partner or partners that can support a launch of a product for the vision impaired, we would pursue the following process of assessment:

●	Build a list of the largest companies that serve the low vision and legally blind markets
●	Narrow this list to those who are dominant in the US, Europe, and UK markets, as the FDA market clearance and CE Marking that Innovega intends to secure, would provide regulatory paths for licensees to sell in these important markets
●	Interview prospects who have established channels that supply electronic or similar devices for use by visually impaired and legally blind patients
●	Select one or more distribution partners for iOptik® contact lenses or intraocular lenses, display eyewear or product, or by specific sales geographic territories.

Innovega will separately investigate a model of directly selling glasses based on a long-term financing program, and selling monthly replaceable contact lenses under a recurring revenue, subscription model, similar to SaaS models used by those who sell software. If we proceed down this path of direct sales, we would be leveraging well-tested programs used by the cellular phone industry, where the phone is financed and its monthly services are charged on a recurring basis.

We have allowed low vision patients with central vision loss to test this lens-glasses combination, including those with Age-related Macular Degeneration, Glaucoma, Diabetic Retinopathy, and Albinism.

It is expected that we will license variations of this lens-glasses system for anytime and anywhere information and entertainment applications that could include gaming, defense, security and intelligence, enterprise, surgical visualization and telemedicine, athletic training, and sports analytics.

Innovega’s smart contact lenses and intraocular lenses are regulated medical devices and require market clearance or approval from regulatory bodies before commercialization. Present contact lenses include proprietary two-state light polarizing filters and, in the future, may include other filter components. The display eyewear includes a micro-display screen, electronics, operating software, and, depending on the application, may include cameras and other sensors.

Visually Impaired Patients – A Large, Growing, and Under-served Market

Management intends to evaluate the market of visually impaired patients who would benefit from a new generation of vision enhancement that would improve their quality of life and personal independence.

Most visually impaired patients are female and 60 years of age and older, and the prevalence accelerates above age 60 because of the impact of Age-related Macular Degeneration (AMD). The current number of those suffering from some form of AMD in the United States is approximately 11 million people, and is expected to reach 22 million people by 2050. As the U.S. population ages, led by the baby boomers who comprise of 73 million of the U.S. population, a strong correlation in AMD cases is predicted. The risk of vision impairing AMD between the ages of 50-59 is only 2% and increases to over 30% for those over 75. The number of people living with AMD globally is approximately 196 million and set to increase to 288 million by 2040. The substantial increase is due, mainly, to the large aging population as well as the increase in life expectancy.

Visually impaired patients need assistance to maintain employment and independent living. The segment younger than 70 has the greatest need to support their employment and productivity. Those over age 70 have the need for independent living and quality of life. These facts offer Innovega more than one market distribution opportunity.

The Veterans Health Administration report provides coverage for rehabilitation assessment and training to improve independence and quality of life, for low vision devices and training in their use, and for electronic and mechanical aids, including adaptive computers and computer-assisted devices such as reading machines and electronic aids. It is stated that up to one million veterans are visually impaired.

Management believes that the available market penetration of wearable display aids for the visually impaired will be greater than the growth of the overall population with visual impairment, primarily because today’s solutions from competitors have achieved limited market penetration. We believe this low penetration of wearable display devices for the visually impaired is due to the bulky and unattractive appearance (goggles or headsets and not conventional glasses), narrow field of view that limits how much magnification the display eyewear can offer, or low resolution, or lack of adjustment and personalization that Innovega’s glasses’ form-factor will provide.

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Management also believes that lightweight and stylish display glasses could significantly change the desire of low vision specialists to prescribe wearable display technology for their visually impaired patients. The demand for vision enhancement is present in the majority of visually impaired individuals who are otherwise healthy and eager to live more active and independent lifestyles or to perform at higher levels in their academic and vocational pursuits. We believe we are in a prime position to capitalize on this underserved and growing market with the technology and product infrastructure we are developing.

While management will begin exploring the opportunity to improve the lifestyle of the North American patient market, it will also evaluate licensee partners who might drive geographical expansion.

Global consulting firm McKinsey & Company offered the following forecast for size and impact of the metaverse and the smart eyewear that will power it:

“…that the metaverse may generate up to $5 trillion by 2030. In addition, more than 80% of commerce could be impacted by activities in the metaverse.”

Display Eyewear Competitors

Examples of those competing in the low vision patient market

The current low vision display eyewear market has several competitive products with solutions that have been proven to increase patients’ vision and quality of life, albeit in a narrow field of view, high price point, and in a heavy head-mounted device. Currently, the leading brands of competitive products include those from eSight, IrisVision, Vision Buddy, Acesight, and NuEyes. Vision Buddy and Acesight use a VR headset form-factor with a wide field of view that provides the patient with usable magnification, but suffers from the serious drawback of being heavy and socially isolating. eSight, IrisVision, and NuEyes take the form of bulky goggles with a limited field of view that prevents the patient from maintaining context of their environment. Innovega management believes that eSight is the present market leader, yet is limited by a less-than-ideal field of view, greater weight than desired, and an obtrusive appearance when compared to the Innovega smart contact lens and glasses solution.

Investigative optometrists at The Ohio State University reported that the Innovega system can enable the visually impaired and even the legally blind to achieve up to 20/20 equivalent acuity, and when reading at a normal distance or focusing at distance. Management is not aware of any other solution that could achieve the simultaneous benefits of high magnification from conventional glasses that weigh under three ounces. Since no competitor offers the benefits of its smart contact lenses or intraocular lenses and companion display glasses, Innovega continues to evaluate all aspects of this market opportunity.

Example of those competing in other vertical markets

Following the launch of products for the visually impaired, we plan to evaluate expanding our business development function to identify best future applications and will then target best partner prospects.

Competition in non-patient, vertical markets include glasses-like AR solutions from Microsoft (Hololens), Vuzix eyewear in multiple formats, Magic Leap, Seiko Epson (Moverio), Lenovo, XReal, and others.

Notwithstanding the challenges to usefulness and wearability of existing bulky headsets, VR consumer headset markets are maturing, and in particular, companies like Meta with their Quest family of solutions, and Sony have contributed to sales of millions of VR headsets that are primarily used for gaming. It is expected that demand for more wearable AR glasses will increase once industry leaders such as Meta, Apple, and others deliver glasses that consumers will wear. It is expected that their incremental roadmaps will not yield attractive solutions until closer to 2030. Innovega will consider licensing its lens-glasses combination to one or more of these global OEMs.

Our licensing model is capital-efficient and allows Innovega to leverage its assets. As an example of its model, an existing manufacturer of contact lenses or electronic devices could negotiate a license to deliver iOptik® lenses or designs of its display eyewear. A company that chooses to leverage its brand or distribution channels may also secure a license with Innovega to manufacture or distribute the contact lenses and/or eyewear.

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Competitive Strengths of Innovega’s Smart Glasses-Contact Lens solution

To limit competition and to generate revenue and profit for our shareholders, we have filed approximately 80 domestic and international patent cases

In 2022, industry thought-leaders described the features that will be essential for successful display eyewear and created a list of related challenges that the industry must solve. A conclusion drawn was that conventional technologies that allow for the achievement of certain features directly prevent the achievement of others. For example, it is believed that display eyewear must deliver the highest possible realism, resolution, contrast, brightness, and most importantly, a large field of view experience. At the same time, display eyewear must be lightweight, allow all-day wearing, and be styled as normal, socially acceptable glasses. Conventional approaches force designers to choose between display realism – the goal of VR headsets – or focus more on wearer comfort, the path of AR glasses. Even so, both are required in the same product.

So far, and after many tens of billions of dollars of investment, the wearer is still left to choose between performance or comfort while not enjoying both. The consideration that more than 40% of adults need their vision correction incorporated in their smart glasses adds the need for additional prescription lens inserts that increase the weight and bulk of the eyewear. Binocular vision is complex and sensitive. The majority of users will not accept any form of eyestrain. Attention to simultaneous vision correction in our iOptik® contact lenses and personalized fitting of smart glasses is an Innovega cornerstone.

Today’s industry participants are left to ask which of these conflicting features will users demand the most, and will markets be able to scale if not all are provided? Will so-called metaverse markets achieve promised exponential growth if eyewear is heavy, bulky, and blocks social interaction like today’s VR headsets? Will markets grow if eyewear is goggle-like displays are too small or not sharp like today’s display solutions?

Our smart lens-glasses combinations are configurable across the spectrum of AR, MR, or VR and is designed to meet a far greater range of wearer demands and must-have features than any known commercial eyewear solution. Our system does so without the trade-offs that have so far limited market growth.

Our contact lens and smart glasses solution is designed to simultaneously deliver:

●	large field of view, panoramic display experience;
●	high-resolution, dynamic range, brightness;
●	integrated real-world vision correction, in the iOptik disposable smart contact lenses; and
●	resolution of binocular conflict to manage eye-strain, which is presently a major challenge of the XR industry.

The ability of our system to simultaneously deliver this combination of features that industry thought-leaders describe as the challenges that will frustrate designers for the coming decade supports the claim by our management that its eyewear platform is highly novel and innovative. Our ability to protect our technology with 80 filed patent cases, including approximately 40 issued patents, further supports management’s claim that Innovega’s inventions are novel and innovative.

Technical Discussion of Innovega’s Smart Glasses-Contact Lens Solution

Innovega’s principal innovation over our competition will be our ability to produce customized and personalized extended reality eyewear to enable the time-efficient fitting, training, and adaptation to the wearable technology. The product solution architecture that we are developing will enable rapid fabrication and mass personalization of the contact lens-enabled wearable display technology. The optical approach of removing the optics from the eyewear and placing them on or in the eye is fundamental to expanding the field of view while removing the bulk and weight from the eyewear.

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Our technology platform includes multi-patented smart contact lenses and display eyewear configurations. Other families of patents cover:

– Methods of personalizing the eyewear fit and comfort parameters

- Solutions for the hearing-impaired patient market

– Users interface designed with a sensitivity and understanding of the needs of the application-based end user, and in particular the needs of millions of low vision patients.

Our staff team, contractors, and advisors previously developed successful market-leading contact lens designs and products. This team has developed the contact lens materials, methods of contact lens manufacturing that include the patented two-state light polarizing filter, rotationally stabilized lens designs, and the systems and methods of fitting our novel iOptik® contact lens.

Standard components such as cameras, processors, power sources, connectivity components, and micro displays are sourced from commercial suppliers with global distribution that will enable the scaling of the manufacture of eyewear across multiple geographies. Inventory will typically be secured by standard purchase order agreements. In certain cases, Innovega will define customized components that its licensees will require. Innovega may then pay non-recurring engineering fees to develop these components and, in certain cases, may negotiate joint development and supply agreements that would ensure their future availability.

Generic one-size-fits-all AR and VR glasses ignore the geometric diversity of human heads, human nose shapes and sizes, human eye locations, and human ear heights and locations. The result is eyewear that is far too large for those with small heads and too narrow for those with wide heads. The universal size eyewear generally sits too far in front of the face and is experienced as heavy on the nose. Some currently commercialized designs require a head-strap or headband to secure the heavy eyewear to the head. To our knowledge, there is currently no commercially viable offering for customizing display eyewear in the same manner that normal glasses are fit and personalized by an optician. All current systems fail to solve the eyestrain and headaches caused by vergence-accommodation conflict experienced by users of binocular systems. Most systems attempt to manage the differences in the distribution of human eye separation by enlarging the usable optical port of their systems, which in turn exacerbates the vergence-accommodation conflict by reducing the depth of field.

Our iOptik contact lens approach provides for a smart contact lens containing a two-state light polarizing filter and a micro-lens. The two-state light polarizing filter separates the display light from the non-display normal vision light, and the micro-lens focuses the display light, while the non-display light path has normal vision correction or no correction for those who do not have a prescription. The soft, modern iOptik contact lens is a disposable/monthly replaceable lens, and it is prescribed using the same examination that eye care practitioners use for fitting non-rotating soft disposable lenses to correct astigmatism.

Our eyewear design approach includes a fitting system to determine the correct frame size, correct temple length, correct bridge size and location, the correct display position relative to the separation of the eyes, and the correct presets for the camera and display position when performing a number of different visual tasks. We engineered the frame design to produce the thinnest and lightest eyewear with the support of seasoned eyewear frame designers in concert with mechanical and electronic engineers. The novel solutions for resolving the placement of the components while respecting the ultimate goal of normal eyewear appearance are a major achievement.

Feasibility clinical studies at the Ohio State University with fully sighted and visually impaired subjects provided valuable feedback for the design of the iOptik contact lenses and display eyewear. The feedback is incorporated in design changes, software development, and user interface design and development.

Sales and Marketing

The specific sales and marketing processes for each of our product applications are based on the strategy and go-to-market model of our licensees.

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Example of the Visually Impaired market

We are employing a licensing business model that holds that the intellectual property, including the pending and issued patents, know-how, and trade secrets, will be licensed to strategic partners who will distribute the contact lenses and display eyewear. In some cases, the partner may also undertake manufacturing or may use third parties for manufacturing the eyewear or contact lenses.

Preferred licensees will ideally bring an existing global sales organization. The serial launch of products is dependent on regulatory approval of the contact lenses in each country. In the United States, it is believed that the Veterans Health Administration, with an annual budget of $69 billion and serving 9 million veterans, is responsible for up to 50% of purchases of aids for the visually impaired. All of these purchases are made by a single provider of low vision care.

Example of Follow-on markets

Additional patient applications of our technology may follow the concentrated focus on the visually impaired market. We have filed patent applications that describe innovations that could greatly benefit the hearing-impaired. Our team has also considered how we can use intelligent agents (AI) to assist those with memory or cognitive impairments.

Future non-patient opportunities could include smart lenses and display eyewear for sports training and performance, first responder, intelligence, and military applications, surgical visualization and telemedicine, enterprise occupational productivity enhancement, telecommunications, and anytime-anywhere information and entertainment, and video gaming. These opportunities will advance based on a scale-driven reduction in the cost of goods of our smart glasses and smart contact lenses. Management plans to proceed in each application with a licensing model to allow the market leaders to add our technology to their existing product offerings and channel strength.

Example of markets for contact lens and display eyewear fitting system technology

We may also license our patented technology fitting system to institutions and licensed independent eye care practitioners to enable the fitting of the iOptik® contact lens and the display eyewear. The outcomes from the fitting of the iOptik® contact lenses, intraocular lenses, and Extended Reality eyewear will be integrated for constant improvement of design, operating systems, and user interfaces of the fitting system. The technology fitting systems may also be used for other contact lenses and conventional spectacle frame fitting and selection.

Manufacturing of Combination Smart Glasses-Contact Lenses

The display eyewear for the visually impaired may be manufactured and distributed by the licensee of our technology. This model substantially reduces the need for and use of capital by Innovega.

The contact lens manufacturing processes will be transferred from Innovega to one of the contact lens licensee candidates upon execution of a license agreement and transfer of the manufacturing technology. The licensee will be an existing contact lens manufacturer that has an FDA site approval for manufacturing contact lenses. The licensee is not expected to provide a robust sales and marketing function; rather, they will be trained to provide the support to the eye care professional for proper fitting and case management of the iOptik® contact lenses used in conjunction with the eyewear for each application and market.

Research and Development

R&D initiatives that are underway include: materials research, contact lens component development, contact lens manufacturing process development, contact lens metrology, display eyewear industrial design, photonics and electronic design and engineering, and software and user interface development.

Item 2. Other Information

The current members of the Board of Directors are Stephen Willey, an Officer Designee, and Vijay Raghavan, the Common Share Designee and chairperson of its audit committee.

In addition to the Smart Glasses-Contact Lens solution, Innovega more recently developed an eyewear platform that operates without need for the contact lens. While its maximum performance is not as high as the platform that is enabled by its contact lens, Innovega’s clinical team believe that it will perform well for a significant percentage of the vision impaired market, offering sufficient benefit to improve quality of life and independence. On this basis, management have decided to launch the contact lens-free eyewear first, then follow later with the more powerful lens-enabled platform.

As at June 30th, 2025, management are exploring optimum ways to commercialize this eyewear for application across the low vision market.

Item 3. Financial Statements

10

Innovega Inc.

Preliminary Unaudited Balance Sheet

	Unaudited	Audited
	June 30	December 31
	2025	2024
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$69,813	$122,255
Other current assets	8,950	4,950
Total current assets	78,763	127,205

Property and equipment, net	142,072	183,478
Intangible assets, net	1,239,729	1,228,466
Right of use	235,646	300,818
Other assets	935	15,935
Total assets	$1,697,145	$1,855,902

LIABILITIES AND STOCKHOLDERS’ DEFICIT

CURRENT LIABILITIES
Accounts payable	$775,097	$747,352
Accrued expenses	176,036	136,052
Accrued interest, related parties	60,018	56,571
Accrued interest, notes, SH loans	548,015	404,568
Notes payable, current	1,472,500	1,462,500
Related Part notes payable, current	340,000	320,000
Convertible notes payable, net of discount	904,044	211,057
Right-of-use liability - operating	88,014	88,014
Derivative liabilty	90,000	90,000
Total current liabilities	4,453,724	3,516,114

LONG-TERM LIABILITIES
Accrued deferred wages and compensation time	1,367,729	1,367,729
Related Party notes payable, net of current	-	-
Right-of-use liability-operating, net of current	77,345	120,148
Total liabilities	5,898,798	5,003,991

STOCKHOLDERS’ DEFICIT
Common Stock, $0.0001 par value, 50,000,000 authorized and 11,270,292 outstanding at June 30, 2023	1,140	1,140
Preferred Stock, Series Seed, $0.0001 par value, 3,518,238 authorized and outstanding at June 30, 2023	352	352
Preferred Stock, Series A, $0.0001 par value, 7,734,301 authorized and 4,833,390 outstanding at June 30, 2023	530	530
Additional paid in capital	19,356,742	18,962,221
Accumulated deficit	(23,560,417)	(22,112,332)
Total stockholders’ equity (deficit)	(4,201,653)	(3,148,089)
Total liabilities, and stockholders’ deficit	$1,697,145	$1,855,902

Accompanying notes are an integral part of these financial statements

F-1

Innovega, Inc.

Preliminary Unaudited Statements of Operations

	Unaudited	Unaudited
	Six Months ended	Six Months ended
	June 30	June 30
	2025	2024

REVENUE	$-	$-
COST OF GOODS SOLD	-	-
Gross profit	-	-

OPERATING EXPENSES
Research and development	455,095	320,603
Sales and Marketing	154,478	92,467
General and administrative expenses	622,466	371,556
Operating loss	(1,232,039)	(784,626)

Interest income	3	1
Other Income	962	1,845
Interest expense	(217,011)	(348,240)

LOSS BEFORE INCOME TAXES	(1,448,085)	(1,131,020)

INCOME TAXES	-	-
NET LOSS	$(1,448,085)	$(1,131,020)

Weighted average vested common shares outstanding:
Basic	13,311,088	12,690,315
Diluted	13,311,088	12,690,315

Net loss per common share
Basic	$(0.11)	$(0.09)
Diluted	$(0.11)	$(0.09)

Accompanying notes are an integral part of these unaudited financial statements.

F-2

Innovega, Inc.

Preliminary Unaudited Statements of Stockholders’ Equity (Deficit)

For the Six Months Ended June 30, 2025 and Six Months Ended, June 30, 2024

					Additional		Total
	Preferred Shares		Common Shares		Paid-in	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance at December 31, 2023	8,584,401	$859	10,555,304	$1,055	$17,380,405	$(19,384,831)	$(2,002,512)

Proceeds from sale of preferred stock and warrants, net	224,991	22	-	-	674,949	-	674,971
Stock compensation expense	-	-	-	-	111,434	-	111,434
Issuance of warrants net of debt issuance costs	-	-	-	-	28	-	28
Exercise of warrant	-	-	149,994	15	1,485	-	1,500
Net loss	-	-	-	-	-	(1,131,020)	(1,131,020)
Balance at June 30, 2024	8,809,392	$881	10,705,298	$1,070	$18,168,301	$(20,515,851)	$(2,345,599)

Proceeds from sale of preferred stock and warrants, net	8,333	1	-	-	25,028	-	25,029
Stock compensation expense	-	-	-	-	500,740	-	500,740
Common stock issued to landlord	-	-	50,000	5	48,495	-	48,500
Vesting of RSA’s	-	-	497,917	50	(50)	-	-
Issuance of warrants net of debt issuance costs	-	-	-	-	218,222	-	218,222
Exercise of warrants	-	-	149,994	15	1,485	-	1,500
Net loss	-	-	-	-	-	(1,596,481)	(1,596,481)
Balance at December 31, 2024	8,817,725	$882	11,403,209	$1,140	$18,962,221	$(22,112,332)	$(3,148,089)

Proceeds from sale of preferred stock and warrants, net	-	-	-		-	-	-
Stock compensation expense	-	-	-	-	394,521	-	394,521
Common stock issued to landlord	-	-	-	-	-	-	-
Vesting of RSA’s	-	-	-	-	-	-	-
Issuance of warrants net of debt issuance costs	-	-	-	-	-	-	-
Exercise of warrants	-	-	-	-	-	-	-
Net loss	-	-	-	-	-	(1,448,085)	(1,448,085)
Balance at June 30, 2025	8,817,725	$882	11,403,209	$1,140	$19,356,742	$(23,560,417)	$(4,201,653)

Accompanying notes are an integral part of these unaudited financial statements.

F-3

Innovega, Inc.

Preliminary Unaudited Statements of Cash Flows

	Unaudited	Unaudited
	Six months ended	Six months ended
	June 30, 2025	June 30, 2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,448,085)	$(1,131,020)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock Based Compensation	394,521	111,434
Depreciation and Amortization	82,672	80,021
Impairment of Intangible Assets	-	-
Amortization of Debt Discount and Additional Interest	-	-

Changes in operating assets and liabilities:
Other current assets	(4,000)	8,015
Other assets	15,000	-
Right-of-use asset and liability	22,369	(1,399)
Accounts payable	27,746	325,261
Accrued expenses	39,984	57,220
Accrued interest, related parties	3,447	-
Accrued interest, SH Notes	143,447	-
Accrued and deferred wages	-	15,162
Net cash used in operating activities	(722,899)	(535,306)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	-	-
Purchase of intangible assets	(52,529)	(159,202)
Net cash used in investing activities	(52,529)	(159,202)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of notes payable	10,000	-
Proceeds from issuance of notes payable, related parties	20,000	360,000
Proceeds from issuance of convertible notes payable	692,987	-
Proceeds from sale of preferred stock and warrants, net	-	674,972
Proceeds from sale of common stock	-	1,528
Proceeds from exercise of warrants	-	-
Net cash provided by financing activities
	722,987	1,036,500

Change in cash and cash equivalents	(52,441)	341,992
Cash and cash equivalents, beginning of period/year	122,255	89,859
Cash and cash equivalents, end of period/year	$69,814	$431,851

Supplemental disclosures of cash flow information:
Cash paid for interest	217,080	348,240
Cash paid for income taxes	-	-
	$217,080	$348,240

Supplemental disclosure of non-cash investing and financing activities:
Issuance of shares in lease modification	48,500	48,500
Warrants issued with notes	218,250	218,250
Derivative liability from conversion feature of convertible notes	90,000	90,000

Accompanying notes are an integral part of these unaudited financial statements.

F-4

Innovega Inc (Unaudited)
Notes to the Financial Statements
For the Six Months Ended June 30, 2025

Note 1 – Organization and Basis of Presentation

Organization – Innovega, Inc. (the Company) was incorporated in the state of Delaware. The Company designs and develops contact lenses and display eyewear for virtual reality and augmented reality applications for the leisure and professional markets.

Basis of presentation – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and reflect all adjustments that, in the opinion of the Company’s management, are necessary for a fair presentation of the financial position and results of operations for the six months ended June 30, 2025 and June 30, 2024.

Prior Period Reclassification - Certain prior year amounts have been reclassified to conform to the current year.

Certain risks and uncertainties – The Company operates in a highly regulated environment. The Company’s business also involves inherent risks, which include, among others, dependence on key personnel, reliance on single source vendors, availability of raw materials, and patentability of the Company’s products under development and liquidity constraints. Any of the technologies covering the Company’s existing products under development could become obsolete or diminished in value by discoveries and developments of other organizations. The Company has not yet commenced principal operations. There is a risk that the Company does not successfully secure sufficient funding or assets required to commence principal operations.

Going Concern - The Company’s financial statements are prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of obligations in the normal course of business. However, the Company has generated minimal revenues to date and has accumulated losses to date. The Company does not currently have any revenue generating operations. These conditions, among others, raise substantial doubt about the ability of the Company to continue as a going concern. From inception through June 30, 2025, the Company has financed its operations through debt and equity financings, as it has not generated any revenues from product sales to date. It has incurred losses since inception, has an accumulated deficit of $23,560,417 on June 30, 2025, and will require additional capital through the issuance of debt or equity securities to finance the continued development of the business.

In view of these matters, continuation as a going concern is dependent upon continued operations of the Company, which in turn is dependent upon the Company’s ability to meet its financial requirements, raise additional capital, and the success of its future operations. The financial statements do not include any adjustments to the amount and classification of assets and liabilities that may be necessary should the Company not continue as a going concern.

Management plans to fund operations of the Company through convertible notes, advances from existing shareholders, a regulation CF offering and an initial public offering until such a time as a business combination or other profitable investment may be achieved. There are no written agreements in place for such funding or issuance of securities and there can be no assurance that such will be available in the future. Management believes that this plan provides an opportunity for the Company to continue as a going concern.

F-5

Innovega Inc (Unaudited)
Notes to the Financial Statements
For the Six Months Ended June 30, 2025

Note 2 – Summary of Significant Accounting Policies

Use of estimates – The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates relate to the valuation of stock-based compensation expense, and recoverability of intangible assets. Actual results could differ from those estimates.

Fair value of financial instruments – The Company’s financial instruments consist of cash, cash equivalents, accounts payable and deferred offering costs. The fair value of the Company’s financial instruments approximates their recorded values due to the short-term maturities of these financial instruments.

The Company establishes the fair value of its assets and liabilities using the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The current accounting guidance establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities. This includes all cash and cash equivalents, accounts payable, notes payable and other liabilities. The Company believes that the amounts on the Company’s balance sheet reasonably reflect the fair market value of all assets and liabilities.

Level 2 – Quoted prices for similar assets or liabilities in active markets or inputs that are observable.

Level 3 – Inputs that are unobservable. This includes the valuation of the Company’s restricted stock awards as discussed in Note 7, stock options issued to both employees and non-employees as discussed in Note 8, and common stock and warrants issued as discussed in Note 10. The Company also has 624,984 common warrants outstanding as of June 30, 2025. All were issued at $0.001 exercise price.

Cash and cash equivalents – Cash and cash equivalents include highly liquid investments with an original maturity of three months or less on the date of purchase.

Concentration of credit risk – Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash and cash equivalents, which are held with financial institutions in amounts that may exceed federally insured limits. The Company has not experienced any losses on its deposits of cash and cash equivalents since inception.

Property and equipment, net – Property and equipment are stated at cost, net of depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Laboratory equipment is depreciated over a five-year life, computer equipment is depreciated over a three to five-year life, and furniture and fixtures are depreciated over a seven-year life. Leasehold improvements are stated at cost, net of amortization and amortized using the straight-line method over the remaining lease term.

Intangible assets, net – Intangible are stated at cost, net of amortization. It is the Company’s policy to capitalize patent filing and prosecution fees for patents in which they believe they will receive an economic benefit. Intangible assets consist primarily of patent filing and prosecution fees (Note 4). Intangible assets are amortized using the straight-line method over their useful lives of up to 20 years.

Impairment of long-lived assets – The Company reviews the carrying value of long-lived assets used in operations whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Factors that would necessitate an impairment assessment include a significant adverse change in the extent or manner in which an asset is used, a significant adverse change in legal factors or the business climate that could affect the value of the asset, or a significant decline in the observable market value of an asset, among others.

For the year ended December 31, 2024, the Company wrote down the value of intangible assets related to a certain patent recognizing a loss of $3,865.

F-6

Innovega Inc (Unaudited)
Notes to the Financial Statements
For the Six Months Ended June 30, 2025

Research and development costs – All research and development costs are charged to expense as incurred. Research and development costs primarily consist of salaries and benefits of scientific and engineering staff, office expenses for research facilities, research supplies, materials, consultants, stock-based compensation and amortization of intangible assets.

The majority of historical costs are associated with contact lens development. When costs are incurred to develop deliverables to meet terms of customer contracts, expenses are captured in appropriate detail to ensure proper assignment to financial accounts. Financial records reflect a level of detail that indicates project profitability and how money is expended. For internal, non-customer projects, expenses are captured under expense accounts that provide transparency to key cost centers of the research and development department.

Revenue recognition – The Company has historically derived its revenue primarily from contracts.

The Company recognizes revenue when all of the following conditions have been satisfied:

●	There is persuasive evidence of an arrangement
●	The service has been or is being provided to the customer
●	The collection of the related fees is reasonably assured
●	The amount of the related fees to be paid by the customer is fixed and determinable

The Company had revenue for the six months ended June 30, 2025, and six months ended June 30, 2024, of $0 and $0, respectively.

Sales and advertising expense – The Company expenses advertising costs as they are incurred. Advertising expenses for the six months ended June 30, 2025, and six months ended June 30, 2024, were approximately $0 and $0, respectively.

Operating Leases- Operating lease assets and liabilities are recognized for leases with lease terms greater than 12 months based on the present value of the future lease payments over the lease term at the commencement date. Operating leases are included on the balance sheet. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise such option. We account for substantially all lease and related non-lease components together as a single lease component. Operating lease expense is recognized on a straight-line basis over the lease term.

Lease payments - Management has elected to separate non-lease components. Accordingly, CAM and taxes will be charged to expense in the year incurred.

Income taxes – The Company records deferred tax assets and liabilities resulting from temporary and permanent differences between the tax basis of assets and liabilities, and their reported amounts in the financial statements that will result in taxable deductions or income in future years. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the year of change. A valuation allowance is established when necessary to reduce deferred income tax assets to the amount expected to be realized.

Stock-based compensation – Compensation costs related to equity instruments, including stock options and restricted stock awards, granted are generally valued at the grant-date fair value of the awards and recognized over the vesting period of the instrument. Additionally, the Company accounts for forfeitures as they occur. No related tax benefits of the stock-based compensation costs have been recognized since the Company’s inception.

F-7

Innovega Inc (Unaudited)
Notes to the Financial Statements
For the Six Months Ended June 30, 2025

For the six months ended June 30, 2025 and six months ended June 30, 2024, the Company recognized $394,521 and $111,434, respectively, in stock-based compensation expense associated with equity awards granted to employees, directors, or officers of the Company or to third-party consultants.

Equity instruments awarded to non-employees as the underlying awards vest, unless the instruments are fully vested, immediately exercisable, and non-forfeitable on the date of grant.

The Company generally grants stock options to purchase common stock with exercise prices equal to the value of the underlying stock, as determined by the Board of Directors on the date the equity award was granted. The Board of Directors determines the value of the underlying stock by considering a number of factors, including third party valuation, historical and projected financial results, the risks the Company faced at the time, the preferences of the Company’s preferred stockholders, and the lack of liquidity of the Company’s common stock. During the year ended December 31, 2024, the Company sold unit offerings consisting of Series A-1 Preferred Stock and pre-funded Common Stock warrants at a value of $1.10 and $.97 per share respectively.

The fair value of restricted stock awards granted to employees and non-employees during the six months ended June 30, 2025 and June 30, 2024 was estimated on the date of grant using the $0.97 per share.

The fair value of options granted to employees and non-employees during the year ended December 31, 2023 was estimated on the date of grant using the Black-Scholes method with the following assumptions:

2023
Expected term	7 years
Average risk-free interest rate	3.00%
Volatility	67%
Dividend yield	0%
Stock Price	$0.001 to 0.83
Exercise Price	$0.001 to 0.83

The Company estimates the term of the award for employees using the simplified method. For non-employees, the Company uses the contractual term, which is generally 10 years, as the expected term. As the Company does not have a public trading history for its common shares, the expected volatility incorporates historical volatility of similar entities whose share prices are publicly available. The risk-free interest rate is based upon U.S. Treasury securities with remaining terms similar to the expected term of the share-based awards. The Company issues shares upon option exercise.

In accounting for stock options with performance conditions, the Company assesses the probability that performance conditions will be achieved and, if probable, compensation cost is accrued and recognized ratably over the estimated service period to achieve the performance conditions. If the Company assesses that it is not probable the performance conditions will be achieved, no compensation cost is recognized.

Earnings per share attributable to common stockholders - Basic earnings per share is computed by dividing net income attributable to common shareholders by the weighted-average number of common shares outstanding during the six months ended June 30, 2025, and six months ended June 30, 2024. Diluted net income per share attributable to common shareholders is computed by dividing net income by the weighted-average number of common shares outstanding during the six-months ended June 30, 2025 and six-months ended June 30, 2024 and potentially dilutive instruments, including stock options, restricted stock awards, preferred stock, convertible notes, except in cases where the effect of the common stock equivalent would be anti-dilutive.

All potentially dilutive shares are considered anti-dilutive for the six months ended June 30, 2025 and six months ended June 30, 2025 due to the Company’s net loss.

The potential dilutive effects of converting all outstanding instruments are outlined below.

	June 30, 2025	June 30, 2024
Preferred shares	8,817,725	8,584,401
Stock options	1,753,257	3,670,914
Convertible notes	452,381	-
Restricted stock awards	2,287,725	435,000

F-8

Innovega Inc (Unaudited)
Notes to the Financial Statements
For the Six Months Ended June 30, 2025

Convertible notes and convertible preferred stock

When the Company issues convertible debt or convertible preferred stock, it evaluates the balance sheet classification to determine whether the instrument should be classified either as debt or equity, and whether the conversion feature should be accounted for separately from the host instrument. A conversion feature of a convertible debt instrument or certain convertible preferred stock would be separated from the convertible instrument and classified as a derivative liability if the conversion feature, were it a standalone instrument, meets the definition of an “embedded derivative” in ASC 815, Derivatives and Hedging. Generally, characteristics that require derivative treatment include, among others, when the conversion feature is not indexed to the Company’s equity, as defined in ASC 815-40, or when it must be settled either in cash or by issuing stock that is readily convertible to cash. When a conversion feature meets the definition of an embedded derivative, it would be separated from the host instrument

Recent accounting pronouncements

Management does not believe that any recently issued, but not yet effective, authoritative guidance, if currently adopted, would have a material impact on the Company’s financial statement presentation or disclosures.

Note 3 – Property and equipment, Net

Property and equipment consist of the following at June 30, 2025, and December 31, 2024:

	June 30, 2025	December 31, 2024
Computer Equipment and Software	$87,934	$87,934
Laboratory Equipment	358,382	358,382
Office Equipment	15,406	15,406
Furniture and Fixtures	36,800	36,800
Leasehold Improvements	46,056	46,056
Less accumulated depreciation	(402,505)	(361,100)
	$142,072	$183,478

Depreciation expense related to property and equipment was $41,405 and $41,506 for the six months ended June 30, 2025 and June 30, 2024, respectively.

Note 4 – Intangible Assets, Net

Intangible assets consist of the following at June 30, 2025, and December 31, 2024:

	2024	Additions	Disposals	June 30, 2025
Capitalized patent filing fees	$1,631,461	52,529	0	1,683,990
Less accumulated amortization	(402,995)	(41,266)	0	(444,261)
	$1,228,466	$11,263	$0	$1,239,729

The Company has determined the patent filing fees to have an original useful life of 20 years based upon the estimated period the Company will obtain future economic benefit from the related patents. The patent filing fees are amortized over the estimated life of the patent using the straight-line method. Amortization expense of $41,266 for the six months ended June 30, 2025, and $38,515 for the six months ended June 30, 2024.

Estimated amortization expense related to intangible assets for the years ending December 31 are as follows:

2025	$83,254
2026	83,254
2027	83,254
2028	83,254
2029	83,254
Thereafter	823,459
$1,239,729

F-9

Innovega Inc (Unaudited)
Notes to the Financial Statements
For the Six Months Ended June 30, 2025

Note 5 – Notes Payable

Between 2022 and 2024, the Company entered into a series of promissory note agreements (the “Notes”) with various third-party investors. The Notes were issued with an aggregate principal amount totaling $1,462,500 and have stated maturity dates of December 31, 2025. The Notes bear stated interest rate of 12% and include provisions for default interest at a rate of 24% per annum.

In connection with the issuance of the Notes, the Company issued detachable warrants to purchase shares of its common stock. The warrants were issued with exercise prices of $0.001 per share and with expiration terms of 5 years from the respective issuance dates. 225,000 warrants were issued in connection with various notes. The Company recognized a value of $218,250 in 2024 which was based on an estimated fair market value of the Company’s common stock due to the immaterial exercise price.

The issuance of the Notes and warrants was evaluated under ASC 470-20 and ASC 815. The Company allocated the proceeds from each issuance to the warrants first as due to the insignificant exercise price it was deemed in tandem to a share of common stock at the time of issuance creating a discount of $218,250. Additionally, some of the Notes include a premium repayment between 50% and 100% which created an additional discount of $262,500 This discount is being accreted over the respective terms of the Notes using the straight line method.

As of June 30, 2025, the unamortized balance of the debt discount was $0, and the net carrying value of the Notes was $1,462,500. Interest expense related to the amortization of the discount for the six months ended June 30,2025 was $548,015.

As of June 30, 2025, the Company had six notes from the CEO totaling $305,000: one issued in 2020 for $100,000, two in 2021 for $100,000, three in 2024 for $75,000 and one for $30,0000 issued in June 2025. All notes carry a 12% annual interest rate, accruing $55,060 in interest.

As of June 30, 2025, the Company had two notes from a member of the Company’s board, totaling $35,000 issued in 2024. The annual interest rate on all notes is 12%. The accrued interest on these notes is $4,958.

Note 6 – Convertible Notes

During 2024/2025, the Company issued convertible notes for cash proceeds of $950,000. The convertible notes have a stated interest rate of 12% per annum. Principal and accrued interest are due 12 months from the date of each Note unless converted as discussed below, repaid, or extended. The Notes are convertible under a (i) qualified equity financing.

F-10

Innovega Inc (Unaudited)
Notes to the Financial Statements
For the Six Months Ended June 30, 2025

At maturity, the notes and accrued interest are payable in full upon a qualified equity financing event the principal and accrued interest are automatically convertible to the Company’s common stock. The number of shares will be equal to the quotient obtained by dividing (i) the outstanding principal and accrued interest by (ii) 20% or 30% of the price paid compared to the price paid by investors in the Qualified Equity Financing. The 20% or 30% conversion discount is determinant upon if the note holder is a qualified early investor.

The Convertible Notes are automatically convertible in the event Innovega consummates prior to the Maturity Date, an equity financing pursuant to which it issues and sells shares of a series of its preferred or common stock of the Company (the “New Stock”) with an aggregate sale price of not less than $1,000,000 (“Qualified Equity Financing”). Qualified Early Investor “Qualified Early Investor “shall mean a Subscriber, who either (i) was a shareholder of the Company as of September 30, 2024, and has a note in the original principal amount of at least $20,000 or (ii) has an original principal amount of at least $30,000.

The Company identified an embedded note feature within its convertible note that qualifies as a derivative under ASC 815, Derivatives and Hedging. The derivative liability was initially recognized at fair value upon issuance on December 31, 2024, and is remeasured at each reporting date, with changes in fair value recorded in the statement of operations. The fair value is determined using the Differential Valuation Approach, comparing the note’s value with and without the redemption feature. A probability of 100% was applied to the successful consummation of a Qualified Financing or Event at issuance and as of December 31, 2024. The derivative liability’s fair value was $90,000, both at issuance, and at the end of the reporting period, with no changes in fair value recorded as of December 31, 2024.

The Company classified the convertible note as a current liability with a principal amount of $950,000. The note debt discount of $88,952 related to issuance costs, and an additional debt discount of $90,000 attributed to the derivative liability. As of June 30, 2025, the net carrying amount was $904,044. The Company recognized noncash interest expense of $42,987 on the income statement as of that date. The remaining unamortized debt discount as of June 30, 2025, was $45,956.

Note 7 – Stockholders’ Deficit

Preferred Stock

The following is a summary of terms for the preferred stock:

		Issued and
	Shares	Outstanding
	Authorized	Shares
Series A-1 Preferred Stock	5,000,000	2,565,186
Series A-2 Preferred Stock	1,610,514	1,610,514
Series A-3 Preferred Stock	1,123,787	1,123,787
Series Seed Preferred Stock	3,518,238	3,518,238
Undesignated (authorized Preferred—none issued)	5,000,000	0
TOTAL PREFERRED STOCK	16,252,539	8,817,725

Conversion – Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share into that number of fully-paid, nonassessable shares of Common Stock determined by dividing the Original Issue Price for the relevant series by the Conversion Price for such series. Upon any decrease or increase in the Conversion Price for any series of Preferred Stock, as described in the Section 4 of the Company’s Charter, the conversion rate for such series shall be appropriately increased or decreased.

F-11

Innovega Inc (Unaudited)
Notes to the Financial Statements
For the Six Months Ended June 30, 2025

“Conversion Price” means $1.6154 per share for the Series Seed Preferred Stock, $2.9157 per share for the Series A-1 Preferred Stock, $1.6401 per share for the Series A-2 Preferred Stock and $2.0297 per share for the Series A-3 Preferred Stock (subject to adjustment from time to time).

“Conversion Rate” means 1.0265 per share for the Series Seed Preferred Stock, 1.0289 per share for the Series A-1 Preferred Stock, 1.0172 per share for the Series A-2 Preferred Stock and 1.0223 per share for the Series A-3 Preferred Stock (subject to adjustment from time to time).

Each share of Preferred Stock shall automatically be converted into fully paid, non-assessable shares of Common Stock at the then effective conversion rate for such share (i) immediately prior to the closing of a firm commitment underwritten initial public offering pursuant to an effective registration statement filed under the Securities Act of 1933, as amended, covering the offering and sale of the Corporation’s Common Stock provided that the aggregate gross proceeds to the Corporation are not less than $5,000,000, (ii) the written request for such conversion from the holders of the majority of Preferred Stock then outstanding voting as a single class and an as converted basis, or, (iii) upon the prior cumulative conversion of a majority of the Preferred Stock.

Liquidation preference – In the event of a liquidation, dissolution or winding-up of the Company, holders of any series of preferred stock are entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of the Common Stock, an amount per share for each share of preferred stock held by them equal to the Liquidation Preference specified for such share of that series of preferred stock, plus all declared but unpaid dividends (if any) on such share.

Liquidation Preference means $1.6583 per share for the Series Seed Preferred Stock, $3.00 per share for the Series A-1 Preferred Stock, $1.66829 per share for the Series A-2 Preferred Stock and $2.075 per share for the Series A-3 Preferred Stock (subject to adjustment from time to time.

The value of the liquidation preferences for Series Seed Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock and Series A-3 Preferred Stock are $5,988,903, $7,917,960, $2,733,017 and $2,383,858, respectively, for a total liquidation value of $19,023,738.

Thereafter, any remaining funds of the Company shall be distributed with equal priority and pro rata among the holders of common stock in proportion to the total common stock outstanding. In the event that any liquidation, dissolution or winding-up of the Company would result in proceeds per share in excess of the liquidation preference payable to any series of preferred stock, then the shares of such series of preferred stock shall forgo such liquidation preference and instead participate with common stock on a pro-rata, as-converted basis as if all such shares of preferred stock had been converted to common stock immediately prior to the liquidation event.

If upon the liquidation, dissolution or winding up of the Company, the assets of the Company legally available for distribution to the holders of the preferred stock are insufficient to permit the payment to such holders of the full amounts, then the entire assets of the Company legally available for distribution shall be distributed with equal priority and pro rata among the holders of each series of preferred stock in proportion to the full amounts they would otherwise be entitled to receive.

For the year ended December 31, 2023, the Company issued an additional 74,997 shares of Series A-1 Preferred Stock for $233,561 (net of issuance costs). Additionally, the Company issued an additional 41,665 shares of Series A-1 Preferred Stock and 83,330 of common stock purchase warrants in exchange for the forgiveness of $125,000 of shareholder notes from two noteholders.

For the year ended December 31, 2024, the Company issued 233,324 shares of Series A-1 Preferred Stock for $700,000 (net of issuance costs). Additionally, the Company issued 183,326 warrants in conjunction with the Series A-1 Preferred Stock. These warrants have an exercise price of $0.001, a life of five years, and vest immediately upon exercise.

F-12

Innovega Inc (Unaudited)
Notes to the Financial Statements
For the Six Months Ended June 30, 2025

Dividends – Holders of preferred stock are entitled to receive, when, as and if declared by the Board of Directors, out of funds legally available and in preference to any other payment of any dividend or distribution, non-cumulative cash dividends at the Dividend Rate for each share of preferred stock (adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like). In the event the Board of Directors declares a dividend payable upon the then outstanding shares of common stock, convertible preferred stockholders shall be entitled to receive the amount of dividends per share which would be payable on the number of whole shares of common stock into which each share of convertible preferred stock could be converted. No dividends have been declared or paid to date.

“Dividend Rate” shall mean an annual rate of $0.1326 per share for the Series Seed Preferred Stock, an annual rate of $0.24 per share for the Series A-1 Preferred Stock, an annual rate of $0.13346 per share for the Series A-2 Preferred Stock and an annual rate of $0.166 per share for the Series A-3 Preferred Stock.

Voting – Holders of preferred stock and the holders of common stock shall vote together and not as separate classes. Holders of preferred stock are entitled to the number of votes equal to the number of shares of common stock into which the shares of preferred stock held by such holder could be converted as of the record date. Each holder of shares of common stock are entitled to one vote for each share thereof held.

Redemption – Except in the case of a liquidation event, preferred stock is not redeemable.

Additional rights –Pursuant to the Amended and Restated Stockholders’ Agreement, at each annual meeting of the stockholders of the Company or any meeting of the stockholders of the Company at which members of the Board of Directors are to be elected by the stockholders, the stockholders who are parties to this Agreement will agree to vote their shares to elect:

two (2) Officer Designees as Common Directors;

one (1) Common Designee as a Common Director; and

one (1) Series Seed Designee as the Series Seed Director.

(a) The “Officer Designees” shall be Stephen Willey for so long as Stephen Willey remain officers, employees or consultants of the Company, except that if Stephen Willey declines or is unable to serve, their successors shall be designated by the holders of a majority of the shares of Common Stock held by all Common Holders.

(b) The “Common Designee” shall be chosen by the Common Holders holding at least a majority of the shares of Common Stock held by all Common Holders, and who will Vijay Raghavam.

(c) The “Series Seed Designee” shall be chosen by the Investors holding at least a majority of the outstanding shares of Series Seed Preferred Stock subject to the approval of the other members of the Board, whose consent shall not be unreasonably withheld.

Other than in connection with a best efforts or firm commitment underwritten public offering or an offering pursuant to Regulation A under the Securities Act of 1933, as amended the Company pursuant to the Stockholders’ Agreement the Company granted to (1) each Major Seed Investor (each Investor that holds at least 60,302 shares of Series Seed Preferred Stock) and (2) each Investor that holds shares of Series A Preferred Stock representing an aggregate of at least $100,000 (each, a “Major Series A Investor”) (the Major Seed Investors together with the Major Series A Investors, the “Major Preferred Investors”), that qualifies as an “accredited investor” under Regulation D of the Securities Act, the right of first offer to purchase its pro rata share of new securities, which the Company may propose to sell and issue.

F-13

Innovega Inc (Unaudited)
Notes to the Financial Statements
For the Six Months Ended June 30, 2025

Common Stock

In November 2024, the Company entered into a lease modification agreement with the landlord of its San Diego, CA facility. As part of that agreement, the Company issued 50,000 common shares valued at $0.97 per share totaling $48,500 in consideration for modifying the lease agreement. The consideration was included in the operating lease as detailed in Note 10.

Warrants

Warrants consist of the following at June 30, 2025 and December 31, 2024:

		Weighted	Weighted
		Average	Average
		Exercise	Remaining
Vested and Nonvested Warrants	Number	Price	Life
Outstanding December 31, 2024	624,984	0.001	3.9
Granted	-	0.001
Exercised	-	0.001
Expired or forfeited	-	-
Outstanding June 30, 2025	624,984	0.001	4.1

The fair value of warrants for 2025 was based on an estimated fair market value of the Company’s common stock of $0.97 due to the immaterial exercise price.

All warrants have a life of 5 years with expiration dates in 2028 and 2029. All warrants have an exercise price of $0.001 per share. As the Company does not have a public trading history for its common shares, the expected volatility incorporates historical volatility of similar entities whose share prices are publicly available. The risk-free interest rate is based upon U.S. Treasury securities with remaining terms similar to the expected term of the share-based awards.

Note 8 – Stock Based Compensation

Stock options – In 2008, the Company adopted the 2008 Equity Incentive Plan (the Equity Incentive Plan) that provides for the issuance of up to 1,000,000 incentive and nonqualified common stock options to employees, directors, officers, and consultants of the Company. As of January 1, 2016, the Company had authorized the issuance of up to 1,950,000 incentive and nonqualified common stock options. On June 11, 2017, the Company authorized an additional 1,952,732 shares of common stock for issuance under the Plan. As of June 30, 2025, there were 2,735,686 shares available for grant under the Plan. The Equity Incentive Plan provides for the grant of incentive stock option and non-statutory stock options awards to eligible recipients. Recipients of incentive stock options shall be eligible to purchase shares of the Company’s common stock at an exercise price equal to no less than the estimated fair market value of such stock on the date of grant. The contractual term of options granted under the Equity Incentive Plan is ten years. The options generally vest over the requisite service period of four years. The following table summarizes the Company’s stock option activity:

Stock options consist of the following at June 30, 2025:

Vested and Nonvested Stock Options	Number	Weighted Average Exercise Price	Weighted Average Remaining Life
Outstanding December 31, 2024	1,904,217	0.55	2.1
Granted	-	-	-
Exercised	-	-	-
Expired or forfeited	(150,960)	0.68	-
Outstanding June 30, 2025	1,753,257	0.60	4.1
Vested as of June 30, 2025	1,741,257	0.55	2.1
Shares expected to vest	12,000	0.81	2.3

F-14

Innovega Inc (Unaudited)
Notes to the Financial Statements
For the Six Months Ended June 30, 2025

Remaining stock option compensation expense for existing unvested options is estimated to be;

Years Ended
2025	$47,367
2026	$1,794

Restricted stock awards - In January and August 2024, under the 2008 Equity Incentive Plan the Company issued restricted stock awards to certain employees and advisors totaling 775,000 awards and in 2025 the Company issued 1,512,725 restricted stock awards valued at $0.97 per share. 50% of the restricted stock awards vest immediately and the remaining 50% vest annually over the following two years on the anniversary date.

Restricted stock awards consist of the following at June 30, 2025, and December 31, 2024:

Vested and Nonvested RSA’s	Number
Outstanding December 31, 2024	775,000
Granted	1,512,725
Exercised	-
Expired or forfeited	-
Outstanding June 30, 2025	2,287,725
Vested at June 30, 2025	662,726
Shares expected to vest	1,624,999

Remaining restricted stock awards compensation expense for existing unvested awards is estimated to be;

Years Ended
2025	$319,225
2026	$317,300
2027	$317,300

Stock Based Compensation- For the six months ended June 30, 2025 the Company recorded $394,521 in stock-based compensation in conjunction with stock options and restricted stock awards. Stock based compensation expense was recorded in the amount of $288,906 to general and administrative, $83,790 to research and development and $21,825 to sales and marketing.

F-15

Innovega Inc (Unaudited)
Notes to the Financial Statements
For the Six Months Ended June 30, 2025

Note 9 – Income Taxes

Significant components of the Company’s deferred tax assets at December 31 are shown below. A valuation allowance of $4,418,098 has been recorded at December 31, 2024, to offset the deferred tax assets as realization of such assets does not meet the “more likely than not” threshold. The change in the valuation allowance was $(448,914) the year ended December 31, 2024.

2024
Deferred tax assets
Accrual to cash	$557,717
Net operating loss carryforwards	3,361,873
Intangibles
Section 174 costs	458,019
ROU Liability	55,212
Accrued Interest	96,839
Other	211,487

Total deferred tax assets	$4,741,147

Deferred tax liabilities
Intangibles	$(257,978)
ROU Asset	(63,172)
Other	(1,899)

Total deferred tax liabilities	$(323,049)

Net deferred tax assets before valuation allowance	$4,418,098

Less valuation allowance	(4,418,098)

Net deferred tax assets	$-

At December 31, 2024, the Company has federal net operating loss carryforwards of $16,008,917 which will be available indefinitely. Utilization of the net operating loss may be subject to a substantial annual limitation due to ownership change limitations that may have occurred or that could occur in the future, as required by IRC Section 382.

The Company applies authoritative guidance relating to the accounting for uncertainty in income taxes. The guidance outlines the recognition threshold and measurement attributes for financial statement disclosure of tax positions taken, or expected to be taken, on a tax return. The impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more likely than not to be sustained upon audit by the relevant taxing authority. An uncertain tax position will not be recognized if it has a less than 50% likelihood of being sustained.

There are no unrecognized tax benefits included in the Company’s balance sheet at December 31, 2024. The Company has not recorded any interest or penalties due to uncertain tax positions.

The Company’s effective tax rate differs from the amount computed by applying the statutory federal income tax rate of 21% to pre-tax losses due to the effects of nondeductible items and the valuation allowance. The Company files an income tax return in the U.S. Federal, Florida and California jurisdictions. Generally the Company’s statute of limitations remains open for tax years since 2011 due to the net operating loss carry forwards.

F-16

Innovega Inc (Unaudited)
Notes to the Financial Statements
For the Six Months Ended June 30, 2025

Note 10 – Right of Use - Operating

Operating leases – The Company leases office space in San Diego, California. Rental expense for the six months ended June 30, 2025, and June 30, 2024, totaled $91,688 and $79,996, respectively. This expense is recorded as part of the Company’s research and development costs.

In October 2021, the Company entered into a new 62 (sixty-two) month lease in San Diego, California (“the San Diego office”) starting January 2022 for 5,243 rentable square feet. This lease is classified as an operating lease. Base rent is $1.55/sf with 3% annual increases. Operating expenses are estimated to be $0.42/sf of which the Company’s share is 7.04%. Additionally, the landlord has provided Innovega a $15/sf tenant improvement allowance. All tenant improvements are repaid and amortized over the life of the lease.

In November 2024, the Company entered into a lease modification with the landlord of the San Diego office. In exchange for applying the remaining security deposit of $119,866 to unpaid rent and acceleration of tenant improvement payments leaving an estimated balance due of $59,657, the Company has agreed to make certain minimum payments of $8,827 through February 2025 and then beginning in March 2025 to pay the full monthly rent obligation. The Company has agreed to pay $20,000 additional security deposit by March 31, 2025. This payment has not yet been made. Additionally, the Company has also agreed to issue 50,000 shares of Innovega common shares valued at $0.97 per share to the landlord and to pay the landlord 10% of any funding event in excess of $200,000 toward the account balance with the full remaining balance due on March 31, 2025.

The Company has classified the San Diego office as an operating lease. The Company has used an 11% discount rate to determine the present value of its lease obligations and the imputed interest portion of its lease liability. For the six months ended June 30, 2025 and December 31, 2024, the right to use asset and lease liability was revalued at $235,646 and $165,359, respectively,

As of June 30, 2025, future minimum rental payments required under operating leases and services agreements that have initial or remaining noncancelable lease terms in excess of one year are as follows:

2025	$53,281
2026	109,759
2027	18,842
Total lease payments	181,883
Imputed interest	(16,523)
Lease liability	$165,359

Short-term lease liability	$88,014
Long-term lease liability	77,345
Total lease liability	$165,359

Note 11 – Related Party Transactions

The Company had $1,367,729 and $1,367,729 in deferred compensation as of June 30, 2025, and December 31, 2024, respectively. These amounts are due to the Company’s CEO and Chief Clinical and Regulatory Officer “CCO”. The CCO is no longer with the Company therefore these liabilities have been classified as long-term liabilities as the Company does not expect to pay out any deferred compensation in the following twelve months.

F-17

Innovega Inc (Unaudited)
Notes to the Financial Statements
For the Six Months Ended June 30, 2025

Note 12 – Defined Contribution Plan

The Company has established a 401(k) plan, a defined contribution plan for its employees, with eligibility commencing on an employee’s date of hire. Contributions to the 401(k) plan are based on a percentage of the employee’s gross compensation, limited by Internal Revenue Service guidelines for such plans. The Company made matching contributions to the plan for the six months ending June 30, 2025, and six months ending June 30, 2024, of $6,534 and $5,049 respectively.

The Company will match employee 401k contributions to a maximum of 4% of each gross payroll amount. Innovega will cover the expense of an online service and of an asset manager who will offer employees a variety of investment portfolios.

Note 13 – Subsequent Events

The Company evaluated subsequent events through August 30, 2025.

Twenty-six convertible notes with acceptance dates ranging from January 2025 to June 2025, totaling $950,000 were issued at an annual interest rate of 12%. Unless automatically converted earlier during an equity financing of not less than $1,000,000, each note is due and payable upon the maturity date of December 31, 2025. Each note has a conversion discount of 20% to 30%.

The Company has executed amendments from noteholders of all nine notes detailed in Note 5-Notes Payable, extending the maturity date to December 31, 2025. Commencing April 1, 2025, these notes will bear an annual interest rate of 12%, with partial repayment scheduled to be funded by the proceeds from the Company’s Regulation CF fundraising efforts in 2025.

F-18

Item 4. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this Report, in each case as indicated below.

2.1	Second Amended and Restated Certificate of Incorporation (included as exhibit 2.1 to the company’s Form 1-A/A filed on March 15, 2021, available here: https://www.sec.gov/Archives/edgar/data/1474232/000149315221005969/ex2-1.htm

2.2	Bylaws (included as exhibit 2.2 to the company’s Form 1-A/A filed on March 15, 2021, available here: https://www.sec.gov/Archives/edgar/data/1474232/000149315221005969/ex2-2.htm

3.1	Form of Amended and restated Stockholders’ Agreement (included as exhibit 3.1 to the company’s Form 1-A filed on February 4, 2021, available here: https://www.sec.gov/Archives/edgar/data/1474232/000149315221002611/ex3-1.htm

6.1	Innovega Inc. 2008 Equity Incentive Plan (included as exhibit 6.1 to the company’s Form 1-A filed on February 4, 2021,
Available here: https://www.sec.gov/Archives/edgar/data/1474232/000149315221002611/ex6-1.htm

11

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Bellevue, State of Washington, on, September __, 2025

INNOVEGA INC.

By	/s/ Stephen Willey
Stephen Willey
Date:	September 26, 2025

The following persons in the capacities and on the dates indicated have signed this Report.

/s/ Stephen Willey
Stephen Willey,
Chief Executive Officer, Principal Financial Officer, Principal Accounting Officer, Director
Date:	September 26, 2025

/s/ Vijay Raghavan
Vijay Raghavan
Director
Date:	September 26, 2025

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